EXHIBIT 3.1(a)(ii)

CERTIFICATE OF INCREASE

OF

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

CONTINENTAL AIRINES, INC.

(Pursuant to Section 151(g) of the

Delaware General Corporation Law)

Continental Airlines, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: In a Certificate of Designation filed with the Secretary of State of the State of Delaware on November 23, 1998, pursuant to Section 151 of the General Corporation Law of the State of Delaware, as amended by the Certificate of Amendment of Certificate of Designation filed with the Secretary of State of the State of Delaware on May 16, 2001, the Corporation was authorized to issue 100,000 shares of Series A Junior Participating Preferred Stock (the "Series A Preferred"), as a series of the Corporation's authorized Preferred Stock, par value $0.01 per share;

SECOND: The executive committee of the board of directors of the Corporation, by resolution adopted June 17, 2008, duly authorized and directed that the number of shares of the Corporation's Series A Preferred be increased from 100,000 shares to 150,000 shares.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its duly authorized officer this 20th day of June, 2008.

CONTINENTAL AIRLINES, INC.

By: /s/ Lori A. Gobillot

Name: Lori A. Gobillot

Title: Staff Vice President and Assistant General Counsel